SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of January, 2016, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of ABR Dynamic Blend Equity & Volatility Fund’s (the “Fund’) outstanding shares. Charles Schwab & Co., Inc. owned 55.0% of the Fund and thus controlled the Fund as of that date.